Exhibit 99.1

November 6, 2017

China Lodging Group, Limited to Hold 2017 Annual General Meeting on December 13, 2017

SHANGHAI, China, Nov. 06, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that it will hold its 2017 annual general meeting of shareholders at No. 2266, Hongqiao Road, Changning District, Shanghai, People's Republic of China on December 13, 2017 at 10:00 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on November 2, 2017 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company's website at http://ir.huazhu.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of September 30, 2017, the Company had 3,656 hotels or 372,464 rooms in operation in 375 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, CitiGo Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, and Orange Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2017, China Lodging Group operates 23 percent of its hotel rooms under lease and ownership model, 77 percent under manachise and franchise models.

For more information, please visit the Company's website: http://ir.huazhu.com.

Contact Information

Ida Yu

Sr. Manager, Investor Relations Tel: +86 (21) 6195 9561

Email: ir@huazhu.com
http://ir.huazhu.com